

September 2, 2021

Fellow Stockholder,

Ortelius Advisors, L.P. (together with its affiliates, "Ortelius" or "we"), as one of the largest stockholders of Capital Senior Living Corporation ("Capital Senior Living" or the "Company"), intends to vote **<u>AGAINST</u>** each of the Company's proposals at the Special Meeting of Stockholders (the "Special Meeting"). While the Board of Directors (the "Board") wants you to believe Capital Senior Living will face financial ruin if stockholders do not approve the proposed transactions (the "Transactions"), we categorically reject that claim and continue to demonstrate our significant confidence in Capital Senior Living's assets, operations and long-term potential, having recently increased our stockholdings from 7.2% to 12.7%. As the pandemic subsides and industry fundamentals continue to improve, Ortelius firmly believes the Company can become a source of enduring value.

As it stands, the Board has given away any right to consider alternative and superior proposals – including from stockholders such as Ortelius – until the Transactions are voted down, and the Company is contractually obligated to seek stockholder approval of the Transactions at the upcoming Special Meeting. We encourage you to keep that in mind, and to not be misled by the Board's seemingly dubious and unreliable assessment of the Company's financing options.

<u>This is why we urge you to oppose the Board's decision to enter into a series of exceedingly costly and highly-dilutive Transactions that would also effectively hand over control of the Company to Conversant Capital LLC and its affiliates (collectively "Conversant").</u>

If stockholders vote down the egregious Transactions, we believe the Board will be in a position to terminate the Company's Investment Agreement with Conversant, and thereafter receive and solicit alternative financing proposals that are superior to the one put forth by Conversant.

We expect the Company will continue to claim it exhaustively explored strategic alternatives and evaluated other financing options, and that Conversant provided the best terms available to avert an imminent liquidity crisis. In our view, stockholders should focus on the following when considering whether or not to support the Transactions:

1. The Board's seemingly flawed and inadequate process for assessing the Company's capital needs and entering into the agreement with Conversant.

2. The gross misalignment between the Company's existing stockholders and its management, bankers and Conversant.

3. The Board's lengthy track record of poor oversight and value-destructive decisions.

THE BOARD APPEARS TO HAVE COMPLETELY MISMANAGED ITS ASSESSMENT OF THE COMPANY'S CAPITAL NEEDS AND EVALUATION OF STRATEGIC ALTERNATIVES.

The Board's apparent inexperience and lack of sophistication seems to have resulted in a flawed process for raising capital and exploring strategic alternatives. Rather than hire a Chief Financial Officer and follow best practices requisite for such an endeavor, the Board appears to have relied heavily on its own limited acumen and the Company's bankers at Morgan Stanley & Co. LLC ("Morgan Stanley"). We fear that the combination of deficient skills in the boardroom and divergent incentives for Morgan Stanley led to the following:

- **The Board did not publicly announce a strategic review or an intent to sell assets, and the process it did run appears to have resulted in a dubious assessment of how much capital the Company needed at this time.** If the Company's liquidity needs were so dire, it would have seemed logical for it to pursue all avenues, including the sale of certain properties.

- **The Board's process did not include outreach to a broad cross-section of existing stockholders.** We believe existing stockholders such as Ortelius would have been interested in backstopping or participating in a rights offering or other transaction on better terms. Rather than explore such an option with current investors, the Board rushed into a deal with a newly-founded hedge fund that had no meaningful equity ownership in the Company.

- **It seems the Board either did not understand or willfully overlooked the fact that the world is awash in trillions of dollars of liquidity at historically low interest rates and credit spreads.** This suggests to us that it was readily achievable to refinance the Company's bank debt coming due in December 2021 with existing or new lenders on roughly similar terms. In fact, the Company extended – apparently not contingent upon the success of the proposals at the Special Meeting – its $40.5 million loan with BBVA USA Bancshares, Inc. ("BBVA") on nearly identical terms on August 11th. The extension of the BBVA loan occurred just three weeks after Capital Senior Living announced the Transactions, materially reducing the Company's liquidity needs. We suspect that the remaining $31.5 million, collateralized by two properties and a 25% corporate guarantee, could also be refinanced before its maturity date four months from now. We believe the Company should have thoroughly explored these types of alternatives.

- **The Board seems to have not appropriately characterized the risk profile of the various types of debt in the Company's capital stack.** There is $47.5 million, earmarked for refinancing with proceeds from the Transactions, that is low-cost, non-recourse and collateralized by real estate, and does not come due until 2022 and 2023. The Board could have waited for the Company to further recover from the pandemic before pre-funding these future maturities with significantly more expensive capital.

- **The Board has agreed to a seemingly inflated annualized interest rate on the interim debt financing provided by Conversant, with ranges from slightly more than 20% to potentially more than 50%.** And the cost of capital on the Series A Convertible Preferred Stock, given the volatility of the stock, as well as Conversant's conversion rights, could be just as egregious as the promissory notes. On top of that, existing stockholders may be diluted by approximately 70% in the years to come if Conversant wholly backstops the rights offering.

- **Based on the exorbitant terms of the Transactions, it is very unlikely that any investments will prove accretive, and it appears that the Board and management are oblivious to the nuances of the Company's agreements with Conversant.** Capital Senior Living's July 22nd press release stated that the Company *"intends to use the net proceeds of the private placement and rights offering for working capital, to repay debt and to fund accretive growth projects."*[1] In the accompanying investor presentation released the same day, the Company noted that *"[w]ith the availability of new capital, Capital Senior Living intends to pursue a pipeline of identified potential investments in its current portfolio with attractive expected return on investment in the mid-teens."*[2]

- **The Company's August 12th presentation conspicuously advertised materially higher returns on investments of more than ~30% on memory care conversions and up to ~25% on interior refreshes, leading us to question whether the Board is attempting to cosmetically address the recent stock price decline and stockholder pressure.**[3] On Capital Senior Living's most recent earnings call, management also stated the Company has *"a pipeline of select investment projects in our portfolio that we expect to strengthen our competitive position in key markets and provide returns in excess of the cost of this new capital."*[4] Unfortunately, we have no confidence in the assessments and guidance provided by the Board and management.

As a consequence of the Board's faulty and suboptimal decision-making, stockholders now face the grim prospect of costly and unnecessary preferred stock in the capital structure. This would profoundly dilute common stock-

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1   Press release entitled "Capital Senior Living Further Strengthens Financial Profile with Strategic Investment from Conversant Capital and Proposed Rights Offering to Raise Up to $152.5 Million," issued on July 22, 2021.
2   Page 14 of Company presentation from July 22, 2021.
3   Page 14 of Company presentation from August 12, 2021.
4   Company earnings transcript for the second quarter of fiscal year 2021.

holders and result in preferred stockholders capturing the lion's share of equity returns going forward.

THE BOARD HAS AGREED TO TRANSACTIONS THAT COULD BENEFIT MANAGEMENT, MORGAN STANLEY AND CONVERSANT FAR MORE THAN STOCKHOLDERS.

Ortelius finds it appalling that the Board wants to amend Capital Senior Living's management incentive plan to grant a sizable amount of stock to certain employees, without subjecting those individuals to the same dilution as current stockholders. Astoundingly, the Board has proposed changes that could give management an even greater pro-forma share of the Company. We also consider it outrageous that the Board has approved a $4.2 million cash retention pool for certain employees.[5] Ortelius contends that executives such as Chief Executive Officer Kimberly S. Lody, who would personally receive a $1.6 million bonus, should not be receiving lavish retention payments as part of rescue financing purportedly being pursued to help the Company avert distress. Accepting material compensation for just doing their jobs, while claiming that the Company is in dire straits, suggests the Company's executives are tone-deaf and misaligned with stockholders.

The terms of the Transactions also compel us to question whether the Board has relied too heavily on Morgan Stanley, which likely stands to make millions of dollars in fees from the Transactions. It is not lost on us that Morgan Stanley would not earn nearly as much if the Company simply negotiated with its banks and/or secured a more modest amount of interim financing.

Adding insult to injury, the Board has agreed to pay Transactions-related expenses of $13 million, in addition to using $2.3 million of the proceeds from the promissory note issuance to pay for Conversant's expenses. Including the cash retention pool of $4.2 million earmarked for management, these expenditures aggregate to an astounding 21% of the Company's market capitalization.[6]

WE BELIEVE THE BOARD HAS A LONG HISTORY OF PRESIDING OVER POOR DECISIONS AND PERPETUAL VALUE DESTRUCTION.

Ortelius believes Capital Senior Living's eight-member staggered Board includes several stale directors who bear significant responsibility for the Company's missteps and stagnation. Chairman Michael W. Reid joined the Board in 2009, Director Jill M. Krueger joined the Board in 2004, Director Philip A. Brooks joined the Board in 2010, Director E. Rodney Hornbake, M.D. joined the Board in 2011 and Director Ed A. Grier joined the Board in 2016. These same individuals decided to make their fellow director, Ms. Lody, who joined the Board in 2014, the Company's Chief Executive Officer in 2019. This decision was made despite Ms. Lody's overseeing years of value destruction as a director and possessing no prior executive experience in the seniors housing industry.

Under the stewardship of these directors, including Ms. Lody, Capital Senior Living adopted a flawed business model and entered into a series of costly triple-net leases to recklessly expand operations. The Company's liabilities subsequently ballooned, which proved problematic once occupancy and revenue growth deteriorated. Notably, the Company's tailspin began long before the COVID-19 crisis emerged, rendering the pandemic a convenient excuse for current leadership.

In Capital Senior Living's own July 22nd investor presentation, the Company acknowledged the Board's history of poor oversight. The presentation described the Company's previous portfolio strategy as *"growth prioritized over asset quality,"* while conceding this led to *"insufficient liquidity to invest in the assets."*[7] The presentation also noted

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5   Company's proxy statement.
6   The Company's market capitalization is based on the July 21, 2021 closing stock price.
7   Page 10 of Company presentation from July 22, 2021.

the Company's previous operational strategy *"prevented efficient integration of acquisitions and was less effective at adjusting to operating headwinds."*[8] Given that roughly 75% of the current directors presided over these costly missteps, we question how any stockholder can trust the Board's judgment now when it comes to such a major financial decision. Stockholders should not forget that this same Board just oversaw *"an inconsistency in the preparation"* of the Company's second quarter 2021 earnings, resulting in the Company's being required to file a revision on August 16th.[9]

We contend that the current Board should be held accountable for its array of strategic blunders, which contributed to Capital Senior Living's stock price plummeting more than 90% over the past five years and declining nearly 80% over the past three years.[10]

ORTELIUS UNEQUIVOCALLY OPPOSES THE TRANSACTIONS AND INTENDS TO VOTE ITS STOCK AGAINST THEIR APPROVAL.

After considering the arguments laid out in this letter and our previous communication to the Board, we urge you to vote **AGAINST** all of the proposals at the Special Meeting. Ortelius does not believe that Capital Senior Living faces an immediate need for the usurious financing offered by Conversant and is confident that the Board could have obtained a different transaction with superior terms. If stockholders vote down the Company's proposals at the Special Meeting, we believe that will present the Company with an opportunity to terminate its Investment Agreement with Conversant and receive and solicit alternative financing proposals that are superior to the one put forth by Conversant.

Thank you for your engagement and support. We look forward to sharing more information with you in the coming days and weeks.

Peter DeSorcy
Managing Member
Ortelius Advisors, L.P.

WE URGE STOCKHOLDERS TO VOTE AGAINST ALL PROPOSALS AT CSU'S UPCOMING SPECIAL MEETING.



Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036

Stockholders call toll-free: (855) 208-8901
Banks and brokers call: (212) 297-0720
E-mail: info@okapipartners.com

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8   Page 10 of Company presentation from July 22, 2021.
9   Press release entitled "Capital Senior Living Corporation Announces Revision," issued on August 16, 2021.
10 Total stockholder return figures run through August 4, 2021, which is prior to Ortelius' additional stock purchases and initial public letter on August 9, 2021.